Exhibit (a)(10)

WHAT’S IN THIS PACKAGE:

START HERE: CD Booklet — This booklet contains:

an announcement letter from John Antioco

your personalized stock option exchange statement instructions for loading the CD, which contains: Blockbuster Global Exchange of Stock Options brochure brief presentation link to exchange website

If you are unable to load the CD or do not have a computer, you may obtain printed copies of the CD materials from your local HR representative.

Personalized Election Form — Outlining the ways you can make your election (online, fax, or mail)

Offer to Exchange — Providing all of the details with regard to this exchange

Prospectus — Outlining the 1999 and 2004 Long-Term Management Incentive Plan provisions

Award Agreement — Outlining the provisions of your Restricted Share Unit award

Return Envelope — For mailing your completed Election Form, if you choose not to elect either online or by fax

E-S